ORIGINAL

02046664

SEC 9/11/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 20 2002
WASH. D.C. 180

For the month of September, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : September 18, 2002

By : ______________________

Name : Wityasmoro Sih Handayanto
Title : EVP Corporate Development

INDOSAT

Ref. 1048/GUI/HM.110/02

September 18th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Release on Signing Documents in Relation to Indosat Bonds Issuance

Dear Sir,

Please find attached the release on Signing Documents in Relation to Indosat Bonds of 2002 Issuance, which is announced on September 18th, 2002.

Thank you for your attention.

Sincerely yours,

Wityasmoro Sih Handayanto
EVP Corporate Development

INDOSAT

For Immediate release:

Indosat Signed Documents In Relation to the Issuance of Indosat Bond II Year 2002 and Indosat Syariah Mudharabah (Profit Sharing) Bonds Year 2002

Jakarta, 18 September 2002 – Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk. ("Indosat" or "the Company") hereby announces that in relation to its plan to issue Indosat Bond II Year 2002 and Indosat Syari'ah Mudharabah (Revenue Sharing) Bonds Year 2002 (both are referred to as the "**Indosat Bonds of 2002**"), on September 13, 2002, the Company has signed the preliminary listing agreement with the Surabaya Stock Exchange (SSX) and on September 17, 2002 signed Trustee Agreement with PT Bank Rakyat Indonesia which acts as trustee and the Underwriting Agreement with PT Andalan Artha Advisindo Sekuritas which acts as lead underwriter.

Total nominal value of Indosat Bonds of 2002 which will be publicly offered is Rp 1.0 trillion, all will be listed in the SSX. For Indosat Bond II Year 2002, the Company will apply fixed and/or floating interest rate. The issuance of Indosat Syari'ah Mudharabah Bonds Year 2002 will become the first bond issuance based on syari'ah principle in Indonesia and the Company will apply revenue sharing principle with portion (nisbah) to be determined before the registration statement in the revenue sharing framework of Indosat Bonds of 2002 offering is declared effective by BAPEPAM.

The SSX will list the Indosat Bonds after several listing requirements have been met by the Company, amongst others:

a. The Company's registration statement on its Indosat Bond II of 2002 and Indosat Syariah Mudharabah Bond of 2002 is declared effective by BAPEPAM
b. The Public Offering process has been completed pursuant to the prevailing rules and regulations
c. Meeting all listing requirements with the SSX.

The Company's plan on issuing the Indosat Bonds of 2002 is executed to support its long term financing in implementing the business strategy towards the Cellular Focused Full Network and Service Provider ("Cellular Focused FNSP"). In June 2002, the Company closed its acquisition transaction of 25% shares of DeteAsia's shares in Satelindo increasing the Company's direct and indirect ownership to become 100%. By holding full control over the Satelindo, the Company will continue to enhance its cellular businesses by increasing capacity and services to its customers.

The Company will use the proceed from the Indosat Bond II Year 2002 issuance to refinance its several short term credit facilities to the Company's relevant creditors.

Acting as lead underwriter Indosat Bonds of 2002 is PT Andalan Artha Advisindo Sekuritas, and acting as legal adviser is Assegaf Hamzah & Partners.

Indosat is provider of telecommunications service in Indonesia and the Company's shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE : IIT) .

For further information, please contact:
PT Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3842770
Fax: 62-21-3804045
E-mail: gui@indosat.com